UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Sutherland Asset Management Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

86933G 105

(CUSIP Number)

Kenneth Nick

Sutherland REIT Holdings, LP

1140 Avenue of the Americas, 7th Fl.

New York, New York 10036

(212) 257-4600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86933G 105

1	Name of Reporting Person Sutherland REIT Holdings, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,913,400 shares of Common Stock

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,913,400 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,913,400 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 43.5%

14	Type of Reporting Person PN

CUSIP No. 86933G 105

1	Name of Reporting Person Waterfall Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,913,400 shares of Common Stock (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,913,400 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,913,400 shares of Common Stock (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 43.5%

14	Type of Reporting Person OO

(1) Consists of shares of Common Stock held by Sutherland REIT Holdings, LP; the Reporting Person, as general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares.

CUSIP No. 86933G 105

1	Name of Reporting Person Waterfall Asset Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,781,192 shares of Common Stock (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,781,192 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,781,192 shares of Common Stock(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 45.0%

14	Type of Reporting Person IA

(1) Consists of (a) 29,156 shares of Common Stock held directly by the Reporting Person; (b) 13,913,400 shares of Common Stock held by Sutherland REIT Holdings, LP, the Reporting Person, as investment adviser to Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares; and (c) 838,636 operating partnership units of Sutherland Partners, L.P. (“OP units”), which are exchangeable at the option of the Issuer into an equal number of shares of Common Stock, held by Sutherland OP Holdings II, Ltd. (“OP Holdings II”), the Reporting Person, as investment adviser to OP Holdings II, may be deemed to have the shared power to vote and dispose of such shares.  OP Holdings II intends to distribute OP units, shares of Common Stock or cash from the sales of shares of Common Stock to its investors when its investors redeem their shares of OP Holdings II.

CUSIP No. 86933G 105

1	Name of Reporting Person Thomas Capasse

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 260,028

	8	Shared Voting Power 14,781,192 shares of Common Stock (1)

	9	Sole Dispositive Power 260,028

	10	Shared Dispositive Power 14,781,192 shares of Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,041,220 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 45.8%

14	Type of Reporting Person IN

(1) Consists of (a) 29,156 shares of Common Stock held by Waterfall Asset Management LLC, the Reporting Person, as a member of Waterfall Asset Management, LLC, may be deemed to have the shared power to vote and dispose of such shares; (b) 13,913,400 shares of Common Stock held by Sutherland REIT Holdings, LP, the Reporting Person, as a member of Waterfall Asset Management, LLC, the investment adviser to Sutherland REIT Holdings, LP and as a member of Waterfall Management, LLC, the general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares; and (c) 838,636 OP units, which are exchangeable at the option of the Issuer into an equal number of shares of Common Stock, held in the aggregate by OP Holdings II, the Reporting Person, as a member of Waterfall Asset Management, LLC, the investment adviser to OP Holdings II, may be deemed to have the shared power to vote and dispose of such shares.  OP Holdings II intends to distribute OP units, shares of Common Stock or cash from the sales of shares of Common Stock to its investors when its investors redeem their shares of OP Holdings II.

CUSIP No. 86933G 105

1	Name of Reporting Person Jack Ross

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 266,668 (1)

	8	Shared Voting Power 14,781,192 shares of Common Stock (2)

	9	Sole Dispositive Power 266,668 (1)

	10	Shared Dispositive Power 14,781,192 shares of Common Stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,047,860 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 45.8%

14	Type of Reporting Person IN

(1) Includes 145,871 shares of Common Stock owned through the Robin J. Ross 2009 Trust (the “Trust”). The Reporting Person does not serve as the trustee for the trust and the Reporting Person’s wife is the trustee and sole beneficiary of the trust. The trustee of the trust has sole voting and investment power with respect to the securities held by the Trust.

(2) Consists of (a) 29,156 shares of Common Stock held by Waterfall Asset Management LLC, the Reporting Person, as a member of Waterfall Asset Management, LLC, may be deemed to have the shared power to vote and dispose of such shares; (b) 13,913,400 shares of Common Stock held by Sutherland REIT Holdings, LP, the Reporting Person, as a member of Waterfall Asset Management, LLC, the investment adviser to Sutherland REIT Holdings, LP and as a member of Waterfall Management, LLC, the general partner of Sutherland REIT Holdings, LP, may be deemed to have the shared power to vote and dispose of such shares; and (c) 838,636 OP units, which are exchangeable at the option of the Issuer into an equal number of shares of Common Stock, held in the aggregate by OP Holdings II, the Reporting Person, as a member of Waterfall Asset Management, LLC, the investment adviser to OP Holdings II, may be deemed to have the shared power to vote and dispose of such shares.  OP Holdings II intends to distribute OP units, shares of Common Stock or cash from the sales of shares of Common Stock to its investors when its investors redeem their shares of OP Holdings II.

Responses to each item of this Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

Item 1.                                                         Security and Issuer.

This Amendment No. 1 supplements and amends the Schedule 13D filed on November 10, 2016 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”) relating to the Common Stock, $0.0001 par value per share (the “Shares”), of Sutherland Asset Management Corporation, a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1140 Avenue of the Americas, 7th Fl., New York, New York 10036. Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as ascribed to such terms in the Schedule 13D.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

Except as described in the subsequent paragraphs to this Item 3, the Reporting Persons acquired the Shares reported on this Schedule 13D on October 31, 2016 in connection with a transaction in which Sutherland Asset Management Corporation (the “Prior Entity”) merged with and into a wholly-owned subsidiary of the Issuer (formerly named ZAIS Financial Corp.) (the “Merger”). The Issuer thereafter changed its name to “Sutherland Asset Management Corporation”. The Merger was consummated pursuant to an Agreement and Plan of Merger, dated as of April 6, 2016, as amended May 9, 2016 and August 4, 2016. Upon the closing of the Merger, each share of common stock of the Prior Entity converted into approximately 0.8356 Shares of the Issuer.

From general funds available to them, Messrs. Capasse and Ross, the Chief Executive Officer and President of the Issuer, respectively, acquired 19,043 and 39,000 of the Shares reported as held by them on this Amendment No. 1, respectively, through open market transactions (the “Open Market Acquisitions”) as disclosed on the Form 4s filed on December 2, 2016 and November 29, 2016.  Messrs. Capasse and Ross acquired beneficial ownership of such Shares for investment purposes.

Sutherland REIT Holdings, LP (“SRH”) received requests for redemption (the “SRH Redemptions” and each a “SRH Redemption”) from certain of its limited partners of their limited partnership units in SRH (“SRH Units”), in respect of 729,328, 81,812, 53,826, 123,437 and 3,650 SRH Units.  On January 31, 2017, February 28, 2017, May 31, 2017, June 30, 2017 and January 31, 2018, respectively, SRH satisfied each SRH Redemption by exchanging the SRH Units for an equal number of Shares. In the SRH Redemptions Thomas Capasse received 218,703 Shares and Jack Ross may be deemed to hold sole voting and dispositive power with respect to 213,742 Shares received by him and the Trust in aggregate.  Messrs. Capasse and Ross acquired beneficial ownership of such Shares for investment purposes.

On June 30, 2017, the Issuer received a request for redemption (the “OP Holdings I Redemption”) from Sutherland OP Holding I, Ltd. (“Holdings I”), a Cayman corporation externally managed by Waterfall Asset Management, LLC, the Issuer’s external manager, in respect of 1,171,494 OP Units in the Issuer’s operating partnership subsidiary held by Holdings I.  On the same date, the Issuer notified Holdings I of its decision to satisfy the OP Holdings I Redemption by exchanging 1,171,494 Shares for such OP units.  Holdings I then contributed the 1,171,494 Shares to Sutherland REIT Holdings, LP (“SRH”) in exchange for an equal number of units of partnership interests in SRH.

Item 4.                                                         Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

Each Reporting Person acquired the Shares held by it in connection with the Merger, the Open Market Acquisitions, the OP Holdings I Redemption or the SRH Redemptions, as applicable and defined and described in Item 3 above.  The GP expects to cause the distribution of Shares to the beneficial owners of SRH upon their request in accordance with SRH’s limited partnership agreement.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D.  The Reporting Persons may from time to time, depending on market conditions and other considerations, including the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase additional Shares or dispose of some or all of the Shares held by them, and/or make in-kind distributions of Shares to their partners, and the Reporting Persons reserve the right to change their respective intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	SRH beneficially owns 13,913,400 Shares, or approximately 43.5% of the outstanding Shares.

The GP, as general partner of SRH may be deemed to beneficially own the 13,913,400 Shares held by SRH, or approximately 43.5% of the outstanding Shares.

The Manager (a) owns 29,156 Shares directly, (b) as investment adviser to SRH, may be deemed to beneficially own the 13,913,400 Shares held by SRH and (c) as investment adviser to OP Holdings II, may be deemed to beneficially own 838,636 OP units, which are exchangeable at the option of the Issuer into an equal number of Shares, held by OP Holdings II, in the aggregate 14,781,192 Shares, or approximately 45.0% of the outstanding Shares.

Mr. Capasse (a) owns 260,028 Shares directly, (b) as a member of the Manager (an investment adviser to SRH), may be deemed to beneficially own the 13,913,400 and 29,156 Shares held by SRH and the Manager, respectively, and (c) as a member of the Manager (an investment adviser to OP Holdings II), may be deemed to beneficially own 838,636 OP units, which are exchangeable at the option of the Issuer into an equal number of Shares, held by OP Holdings II, in the aggregate 15,041,220 Shares, or approximately 45.8% of the outstanding Shares.

Mr. Ross (a) may be deemed to beneficially own 266,668 Shares, which include 145,871 Shares owned through the Robin J. Ross 2009 Trust, but Mr. Ross does not serve as the trustee for the trust and his wife is the trustee and sole beneficiary of the trust and the trustee of the trust has sole voting and investment power with respect to the securities held by the Trust, (b) as a member of the Manager (an investment adviser to SRH), may be deemed to beneficially own the 13,913,400 and 29,156 Shares held by SRH and the Manager, respectively, and (c) as a member of the Manager (an investment adviser to OP Holdings II), may be deemed to beneficially own 838,636 OP units, which are exchangeable at the option of the Issuer into an equal number of Shares, held by OP Holdings II, in the aggregate 15,047,860 Shares, or approximately 45.8% of the outstanding Shares.

Because of the relationships described above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, and as such, each member of the group could be deemed to beneficially own, in the aggregate, all of the Shares held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

Each of the Reporting Persons disclaims beneficial ownership of the Shares that such Reporting Person does not hold directly.

With respect to SRH and the GP, ownership percentages are based on 31,996,440 Shares outstanding as of February 8, 2017. With respect to the Manager and Messrs. Capasse and Ross, ownership percentages are based on 32,835,076 Shares outstanding, which includes the exchange of 838,636 OP units held by OP Holdings II for Shares.

(b)

Regarding the number of Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.

(c)

Except as otherwise described herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any Shares.

(d)

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by them.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2018

SUTHERLAND REIT HOLDINGS LP

By: Waterfall Management LLC
Its: General Partner

/s/ Thomas Capasse
Thomas Capasse Member

WATERFALL MANAGEMENT LLC

/s/ Thomas Capasse
Thomas Capasse Member

WATERFALL ASSET MANAGEMENT, LLC

/s/ Thomas Capasse
Thomas Capasse Member

/s/ Thomas Capasse
Thomas Capasse

/s/ Jack Ross
Jack Ross